UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 1, 2024 (June 30, 2024)

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-442	91-0425694
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

929 Long Bridge Drive, Arlington, VA	22202
(Address of principal executive offices)	(Zip Code)

(703) 465-3500

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $5.00 Par Value	BA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act: ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 30, 2024, The Boeing Company (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Spirit AeroSystems Holdings, Inc., a Delaware corporation (“Spirit”), the Company, and Sphere Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into Spirit (the “Merger”), with Spirit surviving the Merger as a wholly owned subsidiary of the Company.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Spirit Common Stock owned by the Company, Merger Sub, any other wholly owned subsidiary of the Company, Spirit, or any wholly owned subsidiary of Spirit, in each case, not held on behalf of third parties) will be automatically cancelled and cease to exist and will be converted into the right to receive a number of shares of the Company’s Common Stock, par value of $5 per share (“Company Common Stock” and such number of shares, the “Per Share Merger Consideration”), equal to (a) if the volume weighted average price per share of Company Common Stock on the New York Stock Exchange for the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time (the “Boeing Stock Price”), is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Boeing Stock Price, rounded to four decimal places, or (b) if the Boeing Stock Price is greater than or equal to $206.94, 0.1800 or (c) if the Boeing Stock Price is equal to or less than $149.00, 0.2500 (the “Merger Consideration Shares”). The issuance of the Merger Consideration Shares will be registered under a registration statement on Form S-4 that will be filed by the Company, which will include a proxy statement of Spirit (the “Registration Statement”).

The obligations of the Company and Merger Sub, on the one hand, and Spirit, on the other hand, to effect the Merger are subject to various conditions, including the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote on the matter (the “Spirit Stockholder Approval”); the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other specified regulatory approvals; effectiveness of the Registration Statement; approval of the listing of the Merger Consideration Shares on the New York Stock Exchange, subject to an official notice of issuance; the absence of any law or order that prohibits the consummation of the Merger; the accuracy of the representations and warranties of the other party contained in the Merger Agreement (subject to certain materiality qualifiers); performance in all material respects by the other party of its obligations under the Merger Agreement and, in the case of the Company and Merger Sub, the required regulatory approvals having been obtained without the imposition of a Burdensome Condition (as defined in the Merger Agreement); the absence of a Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement; and the completion of the sale of certain Spirit operations related to Airbus SE commercial work packages.

Spirit has made customary representations, warranties and covenants in the Merger Agreement, including, among others, and subject to certain exceptions, covenants to use reasonable best efforts to conduct its business in all material respects in the ordinary course of business during the period between the signing of the Merger Agreement and the closing of the Merger, not to engage in specified types of actions during this period, to convene and hold a meeting of its stockholders for the purpose of obtaining the Spirit Stockholder Approval and not to solicit or negotiate alternative proposals or modify in a manner adverse to the Company the recommendation of the Spirit Board of Directors that Spirit’s stockholders adopt the Merger Agreement.

The Merger Agreement contains certain termination rights, including that either party may terminate the Merger Agreement if, subject to certain limitations, the Merger has not closed by March 31, 2025 (subject to three automatic three-month extensions if on each such date all of the closing conditions except those relating to regulatory approvals have been satisfied or waived) (the “Outside Date”). Additionally, Spirit may terminate the Merger Agreement under specified circumstances to accept an unsolicited Superior Proposal (as defined in the Merger Agreement) from a third party, and the Company may terminate the Merger Agreement if, before the Spirit Stockholder Approval has been obtained, the Spirit Board of Directors changes its recommendation that Spirit’s stockholders adopt the Merger Agreement.

The Merger Agreement provides that Spirit will be required to pay the Company a termination fee of $150 million if the Merger Agreement is terminated under specified circumstances in which the Spirit Board of Directors changes its recommendation that Spirit’s stockholders adopt the Merger Agreement, Spirit terminates the Merger Agreement in order to accept a Superior Proposal as set forth in the Merger Agreement, or Spirit consummates a Qualifying Transaction (as defined in the Merger Agreement) following the termination of the Merger Agreement.

The Merger Agreement also provides that the Company will be required to pay Spirit a termination fee of $300 million if the Merger Agreement is terminated by Spirit or the Company under certain specified circumstances in which the Merger Agreement is terminated as a result of failing to obtain the required regulatory approvals by the Outside Date or as a result of a law or order related to the required regulatory approvals or any applicable antitrust law or foreign investment law that prohibits the consummation of the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Spirit or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific date therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Spirit’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company filed or will file with the Securities and Exchange Commission (“SEC”).

Item 7.01	Regulation FD Disclosure.

On July 1, 2024, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The Company’s investor presentation containing additional information regarding the Merger is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in this Item 7.01, including the exhibits referenced herein and attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), nor shall they be deemed incorporated by reference in any Company filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Cautionary Language Concerning Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, each as amended. Words such as “expects,” “believes,” “may,” “should,” “will,” “intends,” “projects,” “plans,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to the anticipated benefits and synergies of the acquisition, the timetable for completing the acquisition, and the impact of the acquisition on the Company’s business and future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that the Company believes to be reasonable when made, but that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are risks related to: the timely satisfaction of the conditions to the consummation of the proposed transaction, including the Spirit Stockholder Approval; realizing the anticipated benefits of the acquisition (including anticipated synergies and quality improvements) in the expected timeframe or at all; the successful integration of Spirit into the Company’s business and operations; the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the ability of Spirit to enter into definitive agreements with Airbus SE, and consummate the related transactions, for the disposition Spirit of operations related to certain Airbus commercial work packages; reputational risk and potential adverse reactions of the Company’s or Spirit’s customers, regulators, employees or business partners, including those resulting from the announcement or completion of the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention and time from ongoing business operations and opportunities on acquisition-related matters; legal, regulatory, tax and economic developments affecting the Company, Spirit and their respective businesses; the ability of the Company and Spirit to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; general conditions in the economy and the Company’s industry, including those due to regulatory changes; the Company’s reliance on the Company’s commercial airline customers; the overall health of the Company’s aircraft production system, production quality issues, commercial airplane production rates, the Company’s ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of the Company’s aircraft to meet stringent performance and reliability standards; changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; the Company’s dependence on subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; work stoppages or other labor disruptions; competition within the Company’s markets; the Company’s non-U.S. operations and sales to non-U.S. customers; changes in accounting estimates; realizing the anticipated benefits of other mergers, acquisitions, joint ventures/strategic alliances or divestitures; the Company’s dependence on U.S. government contracts; the Company’s reliance on fixed-price contracts; the Company’s reliance on cost-type contracts; contracts that include in-orbit incentive payments; unauthorized access to the Company’s, the Company’s customers’ and/or the Company’s suppliers’ information and systems; potential business disruptions, including threats to physical security or the Company’s information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; potential adverse developments in new or pending litigation and/or government inquiries or investigations; potential environmental liabilities; effects of climate change and legal, regulatory or market responses to such change; credit rating agency actions and changes in the Company’s ability to obtain debt financing on commercially reasonable terms, at competitive rates and in sufficient amounts; substantial pension and other postretirement benefit obligations; the adequacy of the Company’s insurance coverage; and customer and aircraft concentration in the Company’s customer financing portfolio.

Additional information concerning these and other factors can be found in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made, and the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

The Company will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement of Spirit that also constitutes a prospectus of the Company, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Spirit. INVESTORS AND SHAREHOLDERS OF SPIRIT AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SPIRIT, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by the Company or Spirit with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by the Company, including the registration statement and the proxy statement/prospectus, on the Company’s website at www.boeing.com/investors, and may obtain free copies of documents that are filed or will be filed with the SEC by Spirit, including the proxy statement/prospectus, on Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this report.

Participants in the Solicitation of Proxies

The Company and certain of its directors, executive officers and other employees, and Spirit and its directors and certain of Spirit’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for the Company’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on January 31, 2024, in the Company’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, and May 17, 2024, and in the Company’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5, 2024. Additional information regarding ownership of the Company’s securities by its directors and executive officers and of Spirit’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated June 30, 2024, by and among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp.*

99.1	Press Release, dated July 1, 2024, issued by The Boeing Company.

99.2	Investor Presentation, dated July 1, 2024, issued by The Boeing Company.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules have been omitted pursuant to item 601(a)(5) of Regulation S-K. The registrant will provide a copy of omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2024

THE BOEING COMPANY

By:	/s/ John C. Demers
Name:	John C. Demers
Title:	Vice President, Assistant General Counsel and Corporate Secretary